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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
Rule 13d-102

Information to be included in statements filed pursuant to rules 13d-1 (b) (c), and (d) and amendments thereto filed pursuant to rule 13d-2 (b)
(Amendment No. 8)*

InPlay Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45773L103
(CUSIP Number)
July 17, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45773L103

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Anthony J. Van Zeeland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		700,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

700,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*See instruction before filling out

CUSIP No.	45773L103

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Patricia Mae Van Zeeland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		700,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

700,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*See instruction before filling out

Item 1(a) Name of Issuer:
Item 1(b) Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of the Principal Business Office or, if none, residence:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities:
Item 2(e) CUSIP Number:
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent holding Company or Control Persons
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

Item 1(a) Name of Issuer:
InPlay Technologies, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
13845 N. Northsight Blvd. Scottsdale AZ 85260
Item 2(a) Name of Person Filing:
Anthony J. Van Zeeland
Item 2(b) Address of the Principal Business Office or, if none, residence:
2555 E. Camelback Road Suite 600 Phoenix, AZ 85016
Item 2(c) Citizenship:
United States
Item 2(d) Title of Class of Securities:
Common stock, par value $0.001 per share
Item 2(e) CUSIP Number:
45773L103
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4. Ownership
(a) Amount beneficially owned: 700,000
(b) Percent of Class: 6.1%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 700,000
(iii) sole power to dispose or to direct the disposition of: -0-
(iv) shared power to dispose or to direct the disposition of: 700,000
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent holding Company or Control Persons
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2007
Date

/s/ Anthony J. Van Zeeland
Anthony J. Van Zeeland

/s/Patricia Mae Van Zeeland
Patricia Mae Van Zeeland